

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

Mr. Pieter DuRand
Chief Executive Officer
Echo Resources Inc.
500 Australian Avenue South, Suite 700
West Palm Beach FL33401

  Re: **Echo Resources Inc.**
    Form 10KSB/A for the Fiscal Year Ended December 31, 2007
    Filed on November 24, 2008
    Response Letter dated November 24, 2008
    File No. 000-26703

Dear Mr. DuRand:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief